Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

MEDICURE INC.

Three and nine months ended September 30, 2016

(Unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and nine months ended September 30, 2016.

Condensed Consolidated Interim Statements of Financial Position

(expressed in Canadian dollars)

(unaudited)

	Note	September 30, 2016	December 31, 2015

Assets
Current assets:
Cash		$ 8,822,292	$ 3,568,592
Accounts receivable	4	6,615,064	9,823,616
Inventories	5	3,539,509	2,289,275
Prepaid expenses	11	381,902	1,767,071
Total current assets		19,358,767	17,448,554
Non-current assets:
Property and equipment		278,818	230,162
Intangible assets	6	133,823	1,411,992
Investment in Apicore	7	1,495,735	1,559,599
Long-term derivative	7	13,084	227,571
Deferred tax assets		359,201	379,000
Total non-current assets		2,280,661	3,808,324
Total assets		$ 21,639,428	$ 21,256,878

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	10(d) & 12	$ 3,672,064	$ 7,079,091
Current portion of long-term debt	8	1,641,530	1,625,191
Current portion of royalty obligation	9	1,425,675	1,648,180
Total current liabilities		6,739,269	10,352,462
Non-current liabilities
Long-term debt	8	1,382,822	2,617,593
Royalty obligation	9	3,138,273	3,725,272
Other long-term liability		-	100,000
Total non-current liabilities		4,521,095	6,442,865
Total liabilities		11,260,364	16,795,327
Equity:
Share capital	10(b)	124,625,551	121,413,777
Warrants	10(d)	79,848	101,618
Contributed surplus		6,782,145	6,789,195
Accumulated other comprehensive income		611,259	1,104,388
Deficit		(121,719,739)	(124,947,427)
Total equity		10,379,064	4,461,551
Commitments and contingencies	11
Subsequent events	5, 10(c) & 10(d)
Total liabilities and equity		$ 21,639,428	$ 21,256,878

See accompanying notes to the condensed consolidated interim financial statements.

1

Condensed Consolidated Interim Statements of Net Income (Loss) and Comprehensive Income (Loss)

(expressed in Canadian dollars)

(unaudited)

	Note	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015

Revenue
Product sales, net		$ 8,203,523	$ 5,415,992	$ 21,974,689	$ 12,555,849
Cost of goods sold	5 & 6	992,045	542,071	2,731,142	1,448,710
Gross Profit		7,211,478	4,873,921	19,243,547	11,107,139

Expenses
Selling, general and administrative		3,724,094	2,393,240	11,939,821	6,839,623
Research and development		1,018,201	2,643,757	2,926,186	3,349,333
		4,742,295	5,036,997	14,866,007	10,188,956
Income (loss) before the undernoted		2,469,183	(163,076)	4,377,540	918,183

Other expense (income):
Revaluation of long-term derivative	7	129,507	(43,676)	214,487	8,829
Loss on settlement of debt	10(b)	-	-	-	60,595
		129,507	(43,676)	214,487	69,424

Finance expense (income):
Finance expense, net	9 & 10(d)	296,561	201,665	946,754	612,590
Foreign exchange loss (gain), net		39,778	26,583	(11,389)	42,333
		336,339	228,248	935,365	654,923
Net income (loss)		$ 2,003,337	$ (347,648)	$ 3,227,688	$ 193,836
Translation adjustment		205,430	315,634	(493,129)	470,900
Comprehensive income (loss)		$ 2,208,767	$ (32,014)	$ 2,734,559	$ 664,736
Basic earnings (loss) per share		$ 0.13	$ (0.02)	$ 0.22	$ 0.01
Diluted earnings (loss) per share		$ 0.12	$ (0.02)	$ 0.20	$ 0.01
Weighted average number of common shares used in computing basic earnings (loss) per share		15,172,119	14,366,917	14,826,004	13,336,109
Weighted average number of common shares used in computing fully diluted earnings (loss) per share		16,609,865	14,366,917	16,263,750	15,558,196

See accompanying notes to the condensed consolidated interim financial statements.

2

Condensed Consolidated Interim Statements of Changes in Equity (Deficiency)

(expressed in Canadian dollars)

(unaudited)

	Note	Share Capital	Warrants	Contributed Surplus	Cumulative Transition Account	Equity (Deficit)	Total
Balance, December 31, 2014		$ 117,045,763	$ -	$ 5,360,748	$ 298,329	$ (126,615,856)	$ (3,911,016)
Net income for the nine months ended September 30, 2015		-	-	-	-	193,836	193,836
Other comprehensive income for the nine months ended September 30, 2015		-	-	-	470,900	-	470,900

Transactions with owners, recorded directly in equity:
Issuance of common shares	10(b)	4,021,781	-	-	-	-	4,021,781
Issuance of warrants	10(b)	-	232,571	-	-	-	232,571
Stock options exercised	10(c)	61,355	-	(30,290)	-	-	31,065
Share-based compensation	10(c)	-	-	915,207	-	-	915,207
Total transactions with owners		4,083,136	232,571	884,917	-	-	5,200,624
Balance, September 30, 2015		$ 121,128,899	$ 232,571	$ 6,245,665	$ 769,229	$ (126,422,020)	$ 1,954,344

Balance, December 31, 2015		$ 121,413,777	$ 101,618	$ 6,789,195	$ 1,104,388	$ (124,947,427)	$ 4,461,551
Net income for the nine months ended September 30, 2016		-	-	-	-	3,227,688	3,227,688
Other comprehensive loss for the nine months ended September 30, 2016		-	-	-	(493,129)	-	(493,129)

Transactions with owners, recorded directly in equity:
Stock options exercised	10(c)	3,161,831	-	(1,347,051)	-	-	1,814,780
Warrants exercised	10(d)	49,943	(21,770)	-	-	-	28,173
Share-based compensation	10(c)	-	-	1,340,001	-	-	1,340,001
Total transactions with owners		3,211,774	(21,770)	(7,050)	-	-	3,182,954
Balance, September 30, 2016		$ 124,625,551	$ 79,848	$ 6,782,145	$ 611,259	$ (121,719,739)	$ 10,379,064

See accompanying notes to the condensed consolidated interim financial statements.

3

Condensed Consolidated Interim Statements of Cash Flows

(expressed in Canadian dollars)

(unaudited)

	Note	Nine months ended September 30, 2016	Nine months ended September 30, 2015

Cash (used in) provided by:
Operating activities:
Net income for the period		$ 3,227,688	$ 193,836
Adjustments for:
Revaluation of long-term derivative	7	214,487	8,829
Loss on settlement of debt	10(b)	-	60,595
Amortization of property and equipment		63,482	15,043
Amortization of intangible assets	6	1,214,171	487,235
Share-based compensation	10(c)	1,340,001	915,207
(Write-up) down of inventory	5	(69,592)	96,233
Finance expense, net	9 & 10(d)	946,754	612,590
Unrealized foreign exchange (gain) loss		(8,976)	44,568
Change in the following:
Accounts receivable		3,208,552	(1,834,893)
Inventories		(1,180,642)	(84,922)
Prepaid expenses		1,385,169	(269,155)
Accounts payable and accrued liabilities		(4,049,915)	813,259
Other long-term liability		(100,000)	(77,084)
Interest paid		(149,615)	(248,745)
Royalties paid	9	(1,247,791)	(405,434)
Cash flows from operating activities		4,793,773	327,162
Investing activities:
Acquisition of property and equipment		(112,660)	(122,429)
Cash flows used in investing activities		(112,660)	(122,429)
Financing activities:
Issuance of common shares, net of share issue costs	10(b)	-	3,630,323
Exercise of stock options	10(c)	1,814,780	31,065
Exercise of warrants	10(d)	28,173	-
Repayment of long-term debt	8	(1,250,001)	(277,778)
Cash flows from financing activities		592,952	3,383,610
Foreign exchange loss on cash held in foreign currency		(20,365)	(2,235)
Increase in cash		5,253,700	3,586,108
Cash, beginning of period		3,568,592	493,869
Cash, end of period		$ 8,822,292	$ 4,079,977

Supplementary information:
Non-cash financing activities:
Shares issued on debt settlement	10(b)	$ -	$ 624,029
Warrants issued as share issue costs	10(b)	$ -	$ 232,571

See accompanying notes to the condensed consolidated interim financial statements.

4

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)
(unaudited)

1.	Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange. Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada. The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction. The Company’s ongoing research and development activities include the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

2.	Basis of preparation of financial statements:

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company's audited consolidated financial statements for the year ended December 31, 2015. The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2015.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 9, 2016.

(b)	Basis of presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.
•	Financial instruments at fair value through profit and loss are measured at fair value.

Certain of the comparative figures have been reclassified to conform with the presentation in the current year.

(c)	Functional and presentation currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

5

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)
(unaudited)

2.	Basis of preparation of financial statements (continued):

(d)	Use of estimates and judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements include the determination of the Company and its subsidiaries functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2015:

•	Note 3(c)(ii): Valuation of the royalty obligation
•	Note 3(c)(ii): Valuation of the warrant liability
•	Note 3(c)(ii): Valuation of the other long-term liability
•	Note 3(d): Provisions for returns, chargebacks and discounts
•	Note 3(g)(ii): The measurement and period of use of intangible assets
•	Note 3(g)(iv): The estimation of accruals for research and development costs
•	Note 3(h): Valuation of investment in Apicore
•	Note 3(h): Valuation of long-term derivative
•	Note 3(m): The measurement of the amount and assessment of the recoverability of income tax assets
•	Note 19(c): The assumptions and model used to estimate the value of share-based payment transactions and warrants
3.	New standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards issued by the IASB or the International Financial Reporting Interpretations Committee that are not yet effective up to the date of issuance of the Company’s condensed consolidated interim financial statements are listed below. The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

6

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)
(unaudited)

3.	New standards and interpretations not yet adopted (continued):

IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9")

IFRS 9 replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or
•	financial assets measured at fair value.

Under IFRS 9, for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (loss), with the remainder of the change recognized in profit and loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with some exemptions. The Company is currently evaluating the impact of the above standard on its financial statements.

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company is currently evaluating the impact of the above standard on its financial statements.

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company is currently evaluating the impact of the above amendments on its financial statements.

4.	Accounts receivable
	September 30, 2016	December 31, 2015
Trade accounts receivable	$ 6,586,638	$ 9,797,312
Other accounts receivable	28,426	26,304
	$ 6,615,064	$ 9,823,616

As at September 30, 2016, the trade accounts receivable consist of amounts owing from four customers which represent approximately 100% of trade accounts receivable (December 31, 2015 - four customers and 100%).

7

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)
(unaudited)

5.	Inventories
	September 30, 2016	December 31, 2015
Unfinished product and packaging materials	$ 393,510	$ 110,330
Finished product available-for-sale	2,036,957	1,008,773
Pre-launch inventory	1,109,042	1,170,172
	$ 3,539,509	$ 2,289,275

During the three and nine months ended September 30, 2016, the Company recorded a recovery on inventory which had been previously written off totalling nil and $69,592, respectively. During the three and nine months ended September 30, 2015, the Company wrote-off $7,175 and $96,233, respectively of inventory that had expired or was otherwise unusable. Inventories expensed as part of cost of goods sold during the three and nine months ended September 30, 2016 amounted to $593,703 and $1,589,501, respectively (2015 - $367,094 and $868,040).

Subsequent to September 30, 2016, the inventory classified as pre-launch inventory was reclassified as finished product available-for-sale as the inventory was being sold commercially beginning in October 2016.

6.	Intangible assets
Cost	Patents	Trademarks	Customer List	Total
Balance, December 31, 2014	$ 9,892,623	$ 1,837,431	$ 324,253	$ 12,054,307
Reversal of impairment loss	3,995,617	2,226,434	392,900	6,614,951
Effect of movements in exchange rates	1,820,309	364,473	64,319	2,249,101
Balance, December 31, 2015	15,708,549	4,428,338	781,472	20,918,359
Effect of movements in exchange rates	(820,613)	(231,336)	(40,824)	(1,092,773)
Balance, September 30, 2016	$ 14,887,936	$ 4,197,002	$ 740,648	$ 19,825,586

Accumulated amortization and impairment losses	Patents	Trademarks	Customer List	Total
Balance, December 31, 2014	$ 9,085,292	$ 1,591,259	$ 280,810	$ 10,957,361
Amortization	485,298	147,978	26,114	659,390
Reversal of impairment loss	3,523,955	1,957,288	345,403	5,826,646
Effect of movements in exchange rates	1,687,291	319,327	56,352	2,062,970
Balance, December 31, 2015	14,781,836	4,015,852	708,679	19,506,367
Amortization	796,880	354,696	62,595	1,214,171
Effect of movements in exchange rates	(778,610)	(212,640)	(37,525)	(1,028,775)
Balance, September 30, 2016	$ 14,800,106	$ 4,157,908	$ 733,749	$ 19,691,763

Carrying amounts	Patents	Trademarks	Customer List	Total
At December 31, 2015	$ 926,713	$ 412,486	$ 72,793	$ 1,411,992
At September 30, 2016	$ 87,830	$ 39,094	$ 6,899	$ 133,823

8

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)
(unaudited)

6.	Intangible assets (continued):

The Company has considered indicators of impairment as at September 30, 2016 and December 31, 2015. To September 30, 2016, the Company had recorded an aggregate impairment loss of $16,136,325 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned. The Company recorded a reversal of the impairment loss relating to AGGRASTAT® intangible assets, originally written down during the year ended May 31, 2008, totaling $788,305 for the year ended December 31, 2015 as a result of sustained improvements in the AGGRASTAT® business. The Company did not record a write-down of intangible assets during the three and nine months ended September 30, 2016 or 2015. The average remaining amortization period of the Company's intangible assets is approximately 0.1 years

For the three and nine months ended September 30, 2016, amortization of intangible assets relating to AGGRASTAT® totaling $398,342 and $1,211,233, respectively (2015 - $167,802 and $484,437) is recognized in cost of goods sold. Amortization of other intangible assets totaling $966 and $2,938, respectively (2015 - $969 and $2,798) is recognized in research and development expenses.

As described in note 8, certain intangible assets were pledged as security against long-term debt.

7.	Investment in Apicore:

On July 3, 2014, the Company entered into an arrangement whereby it acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares prior to July 3, 2017. Specifically, the Company acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC. and Apicore US LLC., will be wholly owned operating subsidiaries. The Company's equity interest and certain other rights, including the option rights, were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore. There was no cash consideration in connection with the acquisition of the minority interest in Apicore, with the exception of costs incurred by the Company in relation to the transaction which totaled $167,672.

Subsequent to July 3, 2014, Apicore granted stock options to certain members of its management team and board of directors, as well as certain of its employees and 25,000 of these stock options have since been exercised. This results in the Company's ownership being reduced to 6.07% (4.95% fully diluted). On September 26, 2016, Apicore issued 145,773 Series A-1 Preferred Shares for gross proceeds of $1,000,000 to Apicore. This resulted in the Company’s ownership being reduced to 5.98% (4.80% fully diluted).

The Company had a contractual obligation to assist in funding the resolution of certain specified damages if they are encountered before July 3, 2016, not to exceed US$5 million. The specified mechanism for the Company to fulfill this obligation is through the purchase of a portion of the equity of Apicore at a specified, discounted price per share. The occurrence of any of the specified damages that would precipitate such a purchase was not anticipated by the Company, therefore no amount had been recorded in the condensed consolidated interim financial statements, and the contractual obligation expired without any damages being encountered and the Company is no longer liable for any damages.

As at July 3, 2014, the investment in Apicore was initially valued at $1,276,849 and the option rights received were recorded at a value of $275,922.

As at September 30, 2016, the investment in Apicore was recorded at $1,495,735 (December 31, 2015 - $1,559,599). The decrease in value is as a result of the translation of the foreign currency balance of the portion of the investment in Apicore held by Medicure USA. The difference of $(17,666) and $63,864, respectively is recorded as a translation adjustment through other comprehensive income (loss) in the condensed consolidated interim statement of income (loss) and comprehensive income (loss) for the three and nine months ended September 30, 2016, respectively (2015 - $75,524 and $154,051).

The long-term derivative is the value associated to the option rights, which is revalued at every reporting period. As at September 30, 2016 the option rights have a value of $13,084 (December 31, 2015 - $227,571). The change in the value of the option rights of $129,507 and $214,487 is recorded in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for the three and nine months ended September 30, 2016, respectively as a revaluation of the long-term derivative [2015 - ($43,676) and $8,829].

9

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)
(unaudited)

8.	Long-term debt:
	September 30, 2016	December 31, 2015
Manitoba Industrial Opportunities Program loan	$ 3,024,352	$ 4,242,784
Current portion of long-term debt	(1,641,530)	(1,625,191)
	$ 1,382,822	$ 2,617,593

Principal repayments to maturity by fiscal year are as follows:

2016 remaining	$ 416,667
2017	1,666,667
2018	972,222
3,055,556
Less: deferred debt issue expenses (net of accumulated amortization of $439,037)	(31,204)
$ 3,024,352

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its then existing long-term debt. The loan bears interest annually at 5.25% and originally matured on July 1, 2016. The loan was payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until August 1, 2015, at which point blended principal and interest payments began. The loan matures on July 1, 2018 and is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidated common shares) of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain non-financial covenants under the terms of the MIOP loan. As at September 30, 2016 management believes it is in compliance with the terms of the loan. The effective interest rate on the MIOP loan for the nine months ended September 30, 2016 was 7% (2015 - 7%).

9.	Royalty obligation:

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares (32,640,043 pre-consolidation common shares) of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three month periods ended February 28, May 31, August 31 and November 30. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

10

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)
(unaudited)

9.	Royalty obligation (continued):

The initial fair value assigned to the royalty obligation, based on an expected value approach, was estimated to be $901,915. The royalty obligation is subsequently measured at amortized cost using the effective interest method, with the associated cash flows being revised each period resulting in a carrying value at September 30, 2016 of $4,563,948 (December 31, 2015 - $5,373,452) of which $1,425,675 (December 31, 2015 - $1,648,180) represents the current portion of the royalty obligation. The change in the royalty obligation for the three and nine months ended September 30, 2016 of $253,550 and $772,733, respectively (2015 - $123,492 and $356,519) is recorded within finance expense on the condensed consolidated interim statements of net income (loss) and comprehensive income (loss). Royalties for the three and nine months ended September 30, 2016 totaled $423,376 and $1,172,746, respectively (2015 - $276,210 and $607,529) with payments made during the three and nine months ended September 30, 2016 of $352,279 and $1,247,791, respectively (2015 - $169,831 and $405,434).

10.	Capital Stock:

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2014	12,209,907	$ 117,045,763
Shares issued for cash net of issue costs of $627,247 (1)	1,829,545	3,397,753
Shares issued on settlement of debt (2) (3)	314,073	624,029
Shares issued upon exercise of stock options (10c)	23,350	65,034
Shares issued upon exercise of warrants (10d)	68,293	281,198
Balance, December 31, 2015	14,445,168	$ 121,413,777
Shares issued upon exercise of stock options (10c)	1,061,934	3,161,831
Shares issued upon exercise of warrants (10d)	12,806	49,943
Balance, September 30, 2016	15,519,908	$ 124,625,551

(1) On June 26, 2015, the Company closed a private placement offering with a syndicate of underwriters (the "Offering") of 1,829,545 common shares at a price of $2.20 per share with aggregate gross proceeds to the Company of $4,024,999. Share issue costs totaled $627,247 pertaining to the Offering. The underwriters received a cash commission equal to 7.0% of the gross proceeds raised in the Offering. In addition, the underwriters were granted warrants to purchase common shares of Medicure equal to 7.0% of the total number of common shares issued pursuant to the Offering, exercisable for a 24 month period from the closing of the Offering at a price of $2.20 per common share. There were 128,068 warrants issued in connection with offering with a fair value of $232,571, which is included in the share issue costs of $627,247.

(2) On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen, and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares with a fair value of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to the Chief Executive Officer and members of the Company’s Board of Directors. The shares were issued on January 9, 2015.

11

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)
(unaudited)

10.	Capital Stock (continued):

(b)	Shares issued and outstanding (continued)

(3) On January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors and a consultant, pursuant to which the Company will issue 108,206 of its common shares with a fair value of $1.44 per common share to satisfy $155,817 of outstanding amounts owing to the these individuals. The shares were issued on March 20, 2015 and resulted in a loss of $60,595 due to increases in the share price between the date of the debt settlements and the issuance of the shares. This loss is recorded on the condensed consolidated interim statements of income (loss) and comprehensive income (loss) as a loss on settlement of debt.

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. On June 22, 2016, upon shareholder approval, the number of common shares reserved for issuance of stock options was increased to a maximum of 2,934,403 common shares of the Company at any time from a maximum of 2,441,981 common shares of the Company. The stock options generally have a maximum term of ten years.

On March 27, 2015, the Company granted an aggregate of 236,070 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company’s stock option plan. Of these options, 181,070 are set to expire on the tenth anniversary of the date of grant, 5,000 are set to expire on the third anniversary of the date of grant and 50,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $1.90 per share. Of the 236,070 options granted on March 27, 2015, 183,570 vested immediately, 25,000 vested on July 1, 2015 and 27,500 vested on October 1, 2015.

On July 7, 2015, the Company granted an aggregate of 240,000 options to a consultant of the Company. These options are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $2.50 per share and vested immediately.

On November 25, 2015, the Company granted an aggregate of 168,000 options to certain employees and consultants of the Company pursuant to the Company’s stock option plan. These options are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $3.90 per share and vested immediately.

On April 6, 2016, the Company granted an aggregate of 265,025 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company’s Stock Option Plan. Of these options, 225,025 are set to expire on the fifth anniversary of the date of grant and 40,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $6.16 per share. Of the 265,025 options granted on April 6, 2016, 235,025 vested immediately, 10,000 vested on June 30, 2016, 10,000 vested on September 30, 2016 and 10,000 vest on December 31, 2016. The options vesting on June 30, 2016, September 30, 2016 and December 31, 2016 were forfeited and terminated during the nine months ending September 30, 2016.

12

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)
(unaudited)

10.	Capital Stock (continued):

(c)	Stock option plan (continued)

Changes in the number of options outstanding during the nine months ended September 30, 2016 and 2015 and are as follows:

	September 30, 2016		September 30, 2015
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of period	2,277,126	$ 1.90	1,720,253	$ 2.12
Granted	265,025	6.16	476,070	2.20
Exercised	(1,061,934)	(1.71)	(16,350)	(1.90)
Forfeited, cancelled or expired	(63,167)	(7.77)	(4,370)	(2.98)
Balance, end of period	1,417,050	$ 2.58	2,175,603	$ 2.14
Options exercisable, end of period	1,417,050	$ 2.58	2,150,603	$ 2.14

Options as of September 30, 2016 consist of the following:

Range of exercise prices	Number outstanding	Weighted average contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30 - $1.00	305,332	6.08 years	$ 0.33	305,332
$1.01 - $5.00	871,920	5.44 years	$ 1.96	871,920
$5.01 - $10.00	213,525	4.51 years	$ 6.16	213,525
$10.01 - $20.00	11,773	1.20 years	$ 14.55	11,773
$20.01 - $25.20	14,500	0.10 years	$ 24.20	14,500
$0.30 - $25.20	1,417,050	5.35 years	$ 2.58	1,417,050

Compensation expense (recovery) related to stock options granted during the period or from previous periods under the stock option plan for the three and nine months ended September 30, 2016 is ($43,277) and $1,340,001, respectively (2015 - $173,500 and $915,207).

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model:

	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Expected option life	4.8 - 5.0 years	4.4 - 5.0 years
Risk free interest rate	0.52% - 0.67%	0.71% - 0.83%
Dividend yield	nil	nil
Expected volatility	115.59% - 126.67%	148.79% - 166.43%

Subsequent to September 30, 2016, 7,500 stock options were exercised at a price of $3.90 per share for proceeds to the Company of $29,250. Additionally, 1,167 stock options with prices of $25.20 and 10,000 stock options with prices of $24.45 expired without being exercised.

13

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)
(unaudited)

10.	Capital Stock (continued):

(d)	Warrants

IFRS require warrants with an exercise price denominated in a currency other than the entity’s functional currency to be treated as a liability measured at fair value. The warrants, with U.S. dollar exercise prices, are recorded at fair value within accounts payable and accrued liabilities as at September 30, 2016 and total nil (December 31, 2015 - $1,161). Changes in fair value of the warrants for the three and nine months ended September 30, 2016 of ($1,320) and ($1,161), respectively [2015 - ($13,754) and ($34,065)] are recorded within finance expense.

Changes in the number of warrants with an exercise price denominated in a currency other than the Company’s functional currency during the nine months ended September 30, 2016 are as follows:

Issue (Expiry date)	Original granted	Exercise price per share	December 31, 2014	Granted (expired)	December 31, 2015	Granted (expired)	September 30, 2016
66,667 units (expiry December 31, 2016)	66,667	USD $18.90	66,667	-	66,667	-	66,667

The warrants expiring on December 31, 2016 were issued with a debt financing agreement in September 2007, are denominated in U.S. dollars and may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

On June 26, 2015, the Company closed a private placement offering with a syndicate of underwriters as described in note 10(b). The underwriters were granted warrants to purchase common shares of Medicure equal to 7.0% of the total number of shares issued pursuant to the Offering, exercisable for a 24 month period from the closing of the Offering at a price of $2.20 per share. There were 128,068 warrants issued in connection with offering with a fair value of $232,571, which is included in the share issue costs of $627,247.

On November 10, 2015, the underwriters exercised 68,293 warrants at a price of $2.20 for gross proceeds of $150,245 to the Company. On September 6, 2016, the underwriters exercised 12,806 warrants at a price of $2.20 for gross proceeds of $28,173. At September 30, 2016, there were 46,969 outstanding warrants with exercise prices of $2.20 per share.

Subsequent to September 30, 2016, the underwriters exercised 5,000 warrants at a price of $2.20 for gross proceeds of $11,000.

(e)	Per share amounts

The weighted average number of common voting shares outstanding for the nine months ended September 30, 2016 and 2015 was 14,826,004 and 13,336,109, respectively. The dilution created by options and warrants has been reflected in the diluted earnings per share amounts.

14

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)
(unaudited)

11.	Commitments and contingencies

(a)	Commitments

As at September 30, 2016, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2017	$ 309,297
2018	338,422
2019	196,755
2020	196,755
Thereafter	983,775
$ 2,025,004

The Company has entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party and all remaining committed payments relating to inventory purchases were completed during fiscal 2015. Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred and bore interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000 until June 30, 2015. These payments were applied to inventory purchases made during fiscal 2015 and prepayments for future manufacturing expected to be completed during fiscal 2016, and as at September 30, 2016, there are no amounts recorded within prepaid expenses in regards to this agreement (December 31, 2015 - $1,063,707). For the three and nine months ended September 30, 2016, no interest has been recorded within finance expense relating to this agreement, respectively (2015 - $5,657 and $18,792). The Company signed an amendment to this manufacturing and supply agreement which extends the agreement to October 31, 2017 with additional minimum purchase commitments of US$714,420 (based on current pricing) per annum until 2017 and these purchase commitments were fulfilled during the nine months ended September 30, 2016.

Additionally, the Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of unfinished product inventory totaling US$150,000 annually (based on current pricing) until 2024.

Effective November 1, 2014, the Company has entered into a sub-lease with GVI to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017.

Effective January 1, 2016, the Company entered into a new business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one year term.

During fiscal 2015, the Company began a development project of a high value cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug and is required to pay an additional US$100,000 in milestone payments and US$87,198 in costs relating to the project.

Contracts with contract research organizations are payable over the terms of the associated clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

15

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)
(unaudited)

11.	Commitments and contingencies (continued):

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)	Royalties

As a part of the Birmingham debt settlement described in note 9, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold. Royalties for the three and nine months ended September 30, 2016 totaled $423,376 and $1,172,746, respectively (2015 - $276,210 and $607,529) with payments made during the three and nine months ended September 30, 2016 of $352,279 and $1,247,791, respectively (2015 - $169,831 and $405,434).

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

(d)	Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the United States Food and Drug Administration ("FDA") to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission is successful, the Company will be obligated to pay 300,000 Euros over the course of a three year period in equal quarterly installments following approval. On July 7, 2016 the Company announced that it has received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The Company continues to work directly with the FDA to address their comments. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the condensed consolidated interim statements of net income (loss) and comprehensive income (loss) pertaining to this contingent liability.

In connection with the Company's development project of a high value cardiovascular generic drug, as described in note 11(a), in collaboration with Apicore, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug.

16

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)
(unaudited)

12.	Related party transactions:

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer, Chief Financial Officer and beginning in 2016, the Vice-President, Commercial Operations are key management personnel. On May 9, 2016, the Company announced that the employment agreement with the Company’s President and Chief Operating Officer had been terminated, effective immediately. Prior to May 9, 2016, the President and Chief Operating Officer was included in key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Salaries, fees and short-term benefits	$ 128,974	$ 157,426	$ 537,362	$ 501,155
Share-based payments	-	-	163,957	94,517
	$ 128,974	$ 157,426	$ 701,319	$ 595,672

As at September 30, 2016, the Company has $36,733 (December 31, 2015 - $5,675) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the three and nine months ended September 30, 2016, no interest was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors (2015 - nil and $4,517).

On July 11, 2014 and as described in note 10(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue common shares with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Company’s Board of Directors. Of the amounts payable to the Company's Board of Directors as at December 31, 2014, $109,809 was included in these shares for debt agreements. The shares were issued on January 9, 2015.

On January 27, 2015 and as described in note 10(b), the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue 75,472 of its common shares with a fair value of $1.44 per common share to satisfy $108,680 of outstanding amounts owing to the these individuals. The shares were issued on March 20, 2015.

On May 9, 2016, the Company announced that the employment agreement with the Company’s President and Chief Operating Officer had been terminated, effective immediately.

17

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)
(unaudited)

12.	Related party transactions (continued):

(b)	Transactions with related parties

Directors and key management personnel control 17% of the voting shares of the Company as at September 30, 2016 (December 31, 2015 - 18%).

During the three and nine months ended September 30, 2016, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $21,250 and $63,750, respectively (2015 - $53,750 and $161,250) for business administration services, $72,000 and $169,500, respectively (2015 - $42,500 and $133,551) in rental costs and $10,675 and $31,100, respectively (2015 - $7,700 and $25,325) for commercial and information technology support services. As described in note 11(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI. For 2015, the GVI agreement included the Chief Financial Officer's services to the Company, as well as accounting, payroll, human resources and some information technology services. As described in note 11(a), a new business and administration services agreement was entered into effective January 1, 2016. This new agreement no longer includes the Chief Financial Officer's services. Effective January 1, 2016, the Chief Financial Officer will be paid directly by the Company through a consulting agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the three and nine months ended September 30, 2016, the Company paid GVI CDS $45,595 and $299,787, respectively (2015 - $76,561 and $255,716) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the three and nine months ended September 30, 2016, the Company paid CanAm $124,835 and $442,077 (2015 - $86,905 and $291,258) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the three and nine months ended September 30, 2016 no interest was recorded within finance expense in relation to these amounts payable to related parties (2015 - nil and $12,317).

As at September 30, 2016, included in accounts payable and accrued liabilities is $91,947 (December 31, 2015 - $23,494) payable to GVI, $196,024 (December 31, 2015 - $64,539) payable to GVI CDS and $155,525 (December 31, 2015 - $60,611) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually and this agreement was renewed for an additional five years effective July 18, 2016 at a rate of $300,000 annually. The Company may terminate this agreement at any time upon 120 days written notice. During the three and nine months ended September 30, 2016 the Company recorded a bonus of $4,247 and $54,247 (2015 - $25,000 and $75,000) to its Chief Executive Officer which is recorded within selling, general and administrative expenses. As at September 30, 2016, included in accounts payable and accrued liabilities is $122,984 (December 31, 2015 - $45,753) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

On July 11, 2014 and as described in note 10(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into a shares for debt agreement with its Chief Executive Officer, pursuant to which the Company will issue common shares with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Chief Executive Officer. Of the amount payable to the Chief Executive Officer as at December 31, 2014, $297,808 was included in this shares for debt agreement. The shares were issued on January 9, 2015.

18

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)
(unaudited)

13.	Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the nine months ended September 30, 2016 100% of revenue from the sale of finished products was generated from sales of AGGRASTAT® in the United States, which was to eight customers. Customer A accounted for 19%, Customer B accounted for 30%, Customer C accounted for 39%, Customer D accounted for 11% and the remaining four customers accounted for 1% of revenue.

Property and equipment and intangible assets are located in the following countries:

	September 30, 2016	December 31, 2015
Canada	$ 271,443	$ 219,787
Barbados	133,823	1,411,992
United States	7,375	10,375
	$ 412,641	$ 1,642,154

19